Mail Stop 4561

May 8, 2006

Paul Henderson
President and Chief Executive Officer
Pro Travel Network, Inc.
516 W. Shaw Avenue, # 103
Fresno, CA 93704

Re: **Pro Travel Network, Inc.**
        Amendment No. 2 to Registration Statement on Form SB-2
        Filed April 28, 2006
        File No. 333-132127

Dear Mr. Henderson:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors

Evolving government regulation could impose taxes or other burdens…, page 12

1.   We have reviewed your revisions in response to prior comment 5, and we re-issue the comment. Your prior disclosure indicated that several jurisdictions may impose hotel occupancy taxes that, if implemented, could have a material effect on your financial condition and operating results. If there are specific jurisdictions in which you do business that have indicated they intend to impose occupancy taxes, please advise us in your response letter as to why you do not believe that such actions are not material to you. Otherwise, please revise the risk factor to offer more specific information to investors regarding the nature of and the potential effect of the risk you are presenting.

Description of Business

PTN Reward Points, page 27

2.   Please describe how an agent becomes a "manager" and disclose the number of managers you have as of a recent date. In addition, please clarify what "downline generational commissions" are and how they effect the amount of commissions received by a specific agent and the company.

Competition, page 29

3.   We have reviewed your revisions in response to prior comment 8. If you are unable to provide support for your belief that your agents are quoted the same rates from suppliers as other travel agents or agencies, please revise to qualify this statement so that it is clear to investors that this statement is based solely on management's belief.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Six months ended December 31, 2005 vs. December 31, 2004, page 33

4.   We note that your changes in costs of good sold discussion do not match the amounts included in the table above the discussion and the amounts in the table do not agree to your financial statements. You state that costs of goods sold increased $245,000 when it appears that it increased by $914,000. Please revise the table above the discussion to match your financial statement amounts. In addition, please revise to provide an analysis of your change in gross profit percentages from period to period instead of simply stating that gross profit increased because revenues increased.

5.   In connection with the above comment, please ensure that the financial information contained in the table under "Cost of Revenue" is consistent with the financial information found in your interim financial statements. The numbers do not appear to be consistent.

Note B – Significant Accounting Policies, page 52

Allowance for Cancellations and Returns, page 53

6.   We note from your response to comment #16 that you have experienced losses from cancellations and returns of .4% of revenues over the past 16 months. Please tell us what your loss history has been from inception through the quarter ended March 31, 2006. Additionally, you disclose that you determine the amount of your allowance based solely on historical experience. There are other factors, such as the experience of other enterprises in your same business, which should be considered when determining your allowance for credit losses, especially given your limited operating history. Refer to paragraph 23 of SFAS 5.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Eric McPhee at 202-551-3693 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3694 with any other questions.

Sincerely,

Owen Pinkerton
Senior Counsel

cc: Michael T. Williams, Esq. (*via facsimile*)